EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Year ended December 31  (in millions)    1997    1996    1995    1994    1993*

Fixed Charges:
  Interest expense                     $  617  $  592  $  603  $  520  $  540
  Rental expense                          140     140     142     170     180
    Total fixed charges before
     capitalized interest and
     preferred stock dividend
     of subsidiary                        757     732     745     690     720
  Capitalized interest                      -       -       -       2       5
  Preferred stock dividend of
   subsidiary                              50       -       -       -       -
    Total fixed charges                $  807     732  $  745  $  692  $  725

Earnings available for fixed charges:
  Earnings**                           $2,268  $2,067  $1,980  $1,602  $ (193)
  Less undistributed income in
   minority owned companies               (84)    (84)    (90)    (54)    (51)
  Add fixed charges before capitalized
   interest and preferred stock
   dividend of subsidiary                 757     732     745     690     720
    Total earnings available for
     fixed charges                     $2,941  $2,715  $2,635  $2,238  $  476

Ratio of earnings to fixed
 charges (1)(2)                          3.64    3.71    3.54    3.23    0.66


(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, one-third of rent expense as representative of the interest portion of rentals, and preferred stock dividend requirements of subsidiaries. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of the Company's Insurance, Other Financial Services, and Third Party Financing and Real Estate businesses

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

** Sum of "Income (Loss) before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."